NEWS RELEASE

EMX Royalty Corporation suspends filing of Notice of Arbitration to Zijin Mining Group Ltd.

Vancouver, British Columbia, January 27, 2022 (NYSE American:  EMX; TSX Venture:  EMX;  Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") reports that it has suspended the filing of its Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") and its wholly owned subsidiary, Nevsun Resources Ltd. ("Nevsun") pursuant to the Net Smelter Returns Royalty Agreement dated March 16, 2010 by and between Reservoir Capital Corp. (of which Nevsun is a successor in interest), and Euromax Resources Ltd (EMX is the acquirer of Euromax Resources Ltd's royalty interest) (the "Royalty Agreement"). EMX announced its intention to file a Notice of Arbitration in its news release of December 17, 2021 as a result of a dispute with Zijin regarding the royalty rate under the Royalty Agreement described in such news release.

EMX has suspended the filing as it has commenced discussions with Zijin with the goal of reaching a mutually acceptable resolution. As the outcome of such discussions are uncertain at this stage, EMX reserves its right to protect its royalty interests as it deems necessary which may include the future filing of a Notice of Arbitration which has been prepared. However, at this time, EMX continues to pursue an amicable and mutually acceptable resolution with Zijin.

Timok Project Overview. The Timok Project's Cukaru Peki deposit consists of a higher level body of high-grade, epithermal-style copper-gold mineralization referred to as the Upper Zone project, and a deeper body of porphyry-style copper-gold mineralization known as the Lower Zone project. Prior to its acquisition by Zijin, a Pre-Feasibility Study ("PFS") of the Upper Zone and resource estimate of the Lower Zone was completed by previous owner Nevsun, which was filed in August 2018 under Nevsun's profile on SEDAR. EMX used the aforementioned PFS as the basis for its NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia dated July 30, 2021 and EMX is unaware of any new, publicly available material scientific or technical information that would make Nevsun's previous disclosures regarding the PFS inaccurate or misleading.

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements include statements regarding the payment of the royalty under the Royalty Agreement, the royalty rate, the outcome of any discussions, dispute or arbitral proceedings between EMX and Zijin and any other steps or actions taken by EMX to protect its rights, including any future filing of the Notice of Arbitration,, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. We are under no obligation to update any forward-looking statements except as required under applicable securities laws. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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